09058508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Coldstream Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One 100th Avenue, NE, Suite 102
(No. and Street)

Bellevue (City) Washington (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Fitzwilson (425) 283-1600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name - if individual, state last, first, middle name)

925 Fourth Avenue Suite 3300 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin M. Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

ELAINE HELLER
COMMISSION EXPIRES
NOTARY
PUBLIC
4-08-11
STATE OF WASHINGTON

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, cash flows, changes in shareholder's equity, and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Coldstream Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

COLDSTREAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$241,194
DUE FROM RELATED PARTY	5,364
OTHER ASSETS	6,043
TOTAL	$252,601

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 9,932
Subordinated borrowings	23,928
Total liabilities	33,860
SHAREHOLDER'S EQUITY	
Common stock — no par, 112 shares authorized, 112 shares issued and outstanding	10,000
Additional paid-in capital	113,000
Retained earnings	95,741
Total shareholder's equity	218,741
TOTAL	$252,601

See notes to financial statements.

COLDSTREAM SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE — Placement fee revenue	$ 46,026
EXPENSES:	
Administrative fees	43,560
Professional services	12,490
Licenses and permits	8,345
Miscellaneous	674
Total operating expenses	65,069
OTHER INCOME:	
Interest income	6,030
Interest expense	(1,726)
Total other income	4,304
LOSS BEFORE INCOME TAX BENEFIT	(14,739)
INCOME TAX BENEFIT	(5,364)
NET LOSS	$ (9,375)

See notes to financial statements.

COLDSTREAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (9,375)
Adjustments to reconcile net loss to net cash used in operating activities:	
Due from related party	(5,364)
Other assets	(1,973)
Accounts payable and accrued expenses	(2,068)
Due to related party	(39,000)
Net cash used in operating activities	(57,780)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(57,780)
CASH AND CASH EQUIVALENTS — Beginning of year	298,974
CASH AND CASH EQUIVALENTS — End of year	$241,194
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during year for interest	$ 1,308
Cash paid during the year for income taxes	$ -

See notes to financial statements.

COLDSTREAM SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2008

	Number of Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2008	112	$ 10,000	$ 113,000	$ 105,116	$ 228,116
Net loss				(9,375)	(9,375)
BALANCE — December 31, 2008	112	$ 10,000	$ 113,000	$ 95,741	$ 218,741

See notes to financial statements.

COLDSTREAM SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

SUBORDINATED BORROWINGS — January 1, 2008	$ 23,928
Increases	
Decreases	
SUBORDINATED BORROWINGS — December 31, 2008	$ 23,928

See notes to financial statements.

1. LINE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Line of Business — Coldstream Securities, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides broker and dealer services relative to private placements and mutual funds to customers throughout the United States. The Company is an Oregon corporation that is a wholly owned subsidiary of Coldstream Holdings, Inc. ("Parent") and operates from its office in Bellevue, Washington.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — Placement fee revenues are fees received for the referral of an investor to a limited partnership and are recognized based on the terms of the closing agreement of each transaction.

Cash and Cash Equivalents — Cash equivalents are funds held in checking or money market accounts and are recorded at cost or net asset value, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentration of Credit Risk — The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit-related losses.

Income Taxes — The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value — Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements,* defines the term "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. At December 31, 2008, the Company holds money market funds, which are considered cash equivalents. As such, the adoption of FASB Statement No. 157 had no impact on the Company's financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2008, the Company had net capital of $221,677 which was $216,677 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.04:1.

3. SUBORDINATED BORROWING

The borrowing under a subordination agreement is from the Company's Parent and bears interest at 7% per annum. The loan is payable along with any unpaid, accrued interest, on March 1, 2011.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Furthermore, repayments of the loan require prior written approval of FINRA.

4. RELATED-PARTY TRANSACTIONS

The Company paid its Parent $3,630 per month in 2008 for administrative fees including salaries, rent, telephone and other miscellaneous expenses under an expense sharing agreement.

An allocation has been made at December 31, 2008, for federal and state income taxes filed at the Parent's consolidated level. In connection with this allocation, $5,364 is due from the Parent at December 31, 2008.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company could be involved in potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. At December 31, 2008, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with SFAS No. 5, Accounting for Contingencies.

6. SUBSEQUENT EVENT

On February 20, 2009, the Company requested permission from FINRA for early repayment to its Parent of the $23,928 subordinated loan plus $413 accrued interest, and to distribute $113,000 of its additional paid-in capital.

******

SUPPLEMENTARY INFORMATION

COLDSTREAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

NET CAPITAL — Total shareholder's equity	$218,741
ADD:	
Liabilities subordinated to claims of creditors	23,928
Excess fidelity bond deductible	(5,000)
	237,669
LESS NONALLOWABLE ASSETS:	
Due from related party	5,364
Other assets	6,043
Net capital before haircut	226,262
LESS HAIRCUT	4,585
NET CAPITAL	221,677
AGGREGATE INDEBTEDNESS — Accounts payable and accrued expenses	9,932
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS — Minimum net capital required	5,000
EXCESS NET CAPITAL	$216,677
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.04 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 as of December 31, 2008, as amended on February 24, 2009.

COLDSTREAM SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2008

Exemptive provisions

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE I7A-5

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements of Coldstream Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 25, 2009

Coldstream Securities, Inc.

(SEC I.D. No. 8-51549)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2008,
Independent Auditors' Report, and
Supplemental Report on Internal Control (Filed
Pursuant to Rule 17a-5(e)(3) as a Public Document)

COLDSTREAM SECURITIES, INC.

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